Filed Pursuant to Rule 433

Registration No. 333-248208

Issuer Free Writing Prospectus dated June 9, 2021 relating to

Preliminary Prospectus Supplement dated June 9, 2021 to

Prospectus dated August 20, 2020

Unum Group

Final Term Sheet Relating to

$600,000,000 Aggregate Principal Amount of

4.125% Senior Notes due 2051

This term sheet relates to the senior notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated June 9, 2021 and the prospectus dated August 20, 2020 (including the documents incorporated by reference therein) relating to the notes offering before making a decision in connection with an investment in the notes. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	Unum Group (the “Issuer”)

Expected Issue Ratings:*	Baa3 (negative) (Moody’s) / BBB (stable) (S&P) / BBB- (stable) (Fitch)

Title of Notes:	4.125% Senior Notes due 2051

Aggregate Principal Amount Offered:	$600,000,000 aggregate principal amount of notes

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Public Offering Price:	99.014% of principal amount

Underwriting Discount:	0.875% of principal amount

Proceeds, before Expenses:	98.139% of principal amount; $588,834,000

Stated Maturity Date:	June 15, 2051

Interest Payment Dates:	June 15 and December 15, beginning December 15, 2021

Record Dates:	June 1 and December 1

Coupon:	4.125%

Redemption Provision:	Make Whole Call at any time prior to December 15, 2050, in whole or in part, at a discount rate of Treasury plus 30 basis points. Par Call at any time on or after December 15, 2050, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	93-09+; 2.183%

Spread over Benchmark Treasury:	+200 basis points

Yield to Maturity:	4.183%

Day Count Convention:	30/360

Legal Format:	SEC Registered

CUSIP Number:	91529Y AR7

ISIN:	US91529YAR71

Trade Date:	June 9, 2021

Settlement Date**:	T+3; June 14, 2021

Listing:	None

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Fifth Third Securities, Inc. Regions Securities LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

**

Delivery of the notes is expected to be made against payment therefor on or about the Settlement Date specified in this term sheet, which will be the third business day following the date of this term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Trade Date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement for this offering if you request them by contacting BofA Securities, Inc. toll free at 1-800-294-1322, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.